EXHIBIT 99.1

Brookfield Reinsurance successfully completes Special Distribution

BROOKFIELD, NEWS, Dec. 09, 2022 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BAMR) (“Brookfield Reinsurance” or the “Company”) today announced that it has completed the previously announced special distribution (the “Special Distribution”) of shares of Brookfield Asset Management Ltd. (the “Manager shares”) to the holders of our Company’s class A exchangeable limited voting shares (“class A exchangeable shares”) and class B limited voting shares.

The Special Distribution

The Special Distribution was completed by way of a return of capital, resulting in a reduction to the par value of the class A exchangeable shares and class B limited voting shares of our Company in the amount of US$5.481 per share.

The Name Change

Brookfield Reinsurance also announced today that it has changed its name to “Brookfield Reinsurance Ltd.” It is expected that the Company’s class A exchangeable shares listed on each of the New York Stock Exchange and the Toronto Stock Exchange will begin trading under the under the Company’s new name and trading symbol “BNRE” at market open on or around Wednesday, December 14, 2022. Our class A exchangeable shares will continue to be the economic equivalent of class A limited voting shares of Brookfield Corporation (formerly Brookfield Asset Management Inc.) and will remain exchangeable on a one for one basis.

The corporate name change to Brookfield Reinsurance Ltd. does not affect the rights of Brookfield Reinsurance’s shareholders and no action is required by shareholders with respect to the name change.

Notice to Readers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any distribution of any securities in any jurisdiction in which such an offer, solicitation or distribution would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the Company’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct. Particularly statements about the name change and trading symbol change are forward-looking statements.

Other factors, risks and uncertainties not presently known to the Company or that the Company currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. The Company disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (formerly Brookfield Asset Management Inc.) (NYSE, TSX: BN).

For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com